Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

www.faegredrinker.com

March 21, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Aether Infrastructure & Natural Resources Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-277475 and 811-23942

Dear Mr. Be,

The following responds to the comment provided via telephone on July 15, 2024, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of Pre-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated the comment below, and the Fund’s response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.	Comment: Pursuant to Rule 35d-1 and Item 8 of Form N-2, please clearly define the Fund’s 80% investment policy and disclose the specific criteria that the Fund uses to select the investments the terms describe.

Response: The relevant disclosures have been revised as follows in the Revised Registration Statement:

Under normal circumstances, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments that provide direct or indirect exposure to infrastructure and natural resources investments. The Fund seeks to obtain exposure to infrastructure and/or natural resources investments directly, or indirectly, primarily through: (i) secondary purchases of interests in infrastructure or natural resources investment funds (private funds that are excluded from the definition of “investment company” pursuant to Sections 3(c)(1) or 3(c)(7) of the Investment Company Act (“Private Funds”)) and other private assets; (ii) direct equity and/or debt co-investments in individual companies or assets alongside co-investment sponsors; (iii) primary investments in companies and/or Private Funds that primarily hold infrastructure or natural resources investments; (iv) directly acquiring shares of publicly traded securities and publicly traded debt instruments; and (v) exchange-traded funds and other investment companies. The Fund may also make investments through special purpose vehicles (“SPVs”) and/or joint ventures that primarily hold infrastructure or natural resources investments.

The Fund defines “infrastructure investments” to include companies that that derive at least 50% of their revenues from, or devote at least 50% of their assets to, the ownership, management, development, construction, renovation, enhancement, maintenance and/or operation of infrastructure assets or instruments that derive their value from infrastructure assets. The Fund defines “infrastructure assets” as the physical assets and structures necessary to deliver products and services required for the general functioning of societies, and their associated operations in sectors and industries including energy, transportation, digital and communication, natural resources, industrial manufacturing, power, recycling, water, waste, nuclear energy, and deglobalization and reshoring. Infrastructure assets may also include investments in product and services opportunities associated with the infrastructure sectors noted above.

The Fund defines “natural resources investments” to include companies that derive at least 50% of their revenues from, or devote at least 50% of their assets to, the ownership, exploration, mining, processing, development or production of goods and services with respect to, natural resources assets or instruments that derive their value from natural resources assets. The Fund defines “natural resources assets” as naturally occurring materials that are either directly or, after alteration, useful inputs for physical goods, including oil and natural gas, renewable fuels, metals and minerals, agriculture, environmental and carbon-credit related assets, food and agribusiness assets, water rights and water and wetland-related assets, aquaculture, livestock, timber, species and water-quality mitigation banks and environmental services. Natural resources assets may also include product and services opportunities associated with the natural resource investments noted above.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 312-569-1872.

*****

Sincerely,

Kellilyn Greco

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